Exhibit 21.1

Next Bridge Hydrocarbons, Inc.

List of Subsidiaries

Entity Name	Jurisdiction of Formation
Torchlight Energy, Inc.	Nevada
Hudspeth Oil Corporation	Texas
Torchlight Hazel, LLC	Texas
Hudspeth Operating, LLC	Texas